SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 17, 2014

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE  •  COMMUNIQUE AUX MEDIAS  •  MEDIENMITTEILUNG

Novartis expands cancer immunotherapy research program with acquisition of CoStim

•                  Acquisition adds novel immune modulating targets and technology to accelerate Novartis cancer immunotherapy program

•                  Novartis and University of Pennsylvania CAR immunotherapy research combined with CoStim targets and technology strengthens Novartis’ position in  cancer immunotherapy discovery

Basel, February 17, 2014 — Novartis announced today that it is broadening its cancer immunotherapy research program with the acquisition of CoStim Pharmaceuticals Inc., a Cambridge, MA-based, privately held biotechnology company focused on harnessing the immune system to eliminate immune-blocking signals from cancer.

Increasing evidence points to the role of the immune system in controlling cancer and to opportunities for creating effective oncology therapies for cancer patients by stimulating a targeted immune response. Already leading in cancer immunotherapy, with investigative chimeric antigen receptor (CAR) technology being developed in collaboration with the University of Pennsylvania, with this acquisition Novartis is adding late discovery stage immunotherapy programs directed to several targets, including PD-1. These medicines could benefit patients by circumventing cancer’s ability to develop resistance against current single drugs.

“Therapy for many types of cancers are expected to increasingly rely upon rational combinations of agents,” said Dr. Mark Fishman, President of the Novartis Institutes for BioMedical Research. “Immunotherapy agents provide additional arrows in our quiver for such combinations. They complement our extensive portfolio of drugs that hit genetically-defined cancer-causing pathways, and also may be relevant to expansion of CAR therapies.”

Financial terms are not disclosed.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by words such as “to accelerate,” “opportunities,” “could,” “expected,” or similar terms, or by express or implied discussions regarding the potential development and commercialization of cancer immunotherapies, or regarding potential future revenues from such immunotherapies. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any such cancer immunotherapies will ever be developed and commercialized, or that such immunotherapies will be commercialized at any particular time. Nor can there be any guarantee that any such immunotherapies will ever be commercially successful. In

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particular, management’s expectations regarding cancer immunotherapies could be affected by, among other things, the uncertainties inherent in research and development, including unexpected pre-clinical and clinical trial results and additional analysis of existing data; unexpected regulatory actions or delays or government regulation generally; disruptions from the integration of CoStim making it more difficult to maintain business and operational relationships, and relationships with key employees; the company’s ability to obtain or maintain proprietary intellectual property protection; general economic and industry conditions; global trends toward health care cost containment, including ongoing pricing pressures; unexpected manufacturing issues, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2013, the Group achieved net sales of USD 57.9 billion, while R&D throughout the Group amounted to approximately USD 9.9 billion (USD 9.6 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 136,000 full-time-equivalent associates and operate in more than 140 countries around the world.

For more information, please visit http://www.novartis.com.

Novartis is on Twitter. Sign up to follow @Novartis at http://twitter.com/novartis.

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Novartis Media Relations

Central media line : +41 61 324 2200
Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Mariellen Gallagher Novartis Institutes for BioMedical Research + 1 617 871 7665 + 1 617 909 9137 mariellen.gallagher@novartis.com

e-mail: media.relations@novartis.com

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Novartis Investor Relations

Central phone:	+41 61 324 7944
Samir Shah	+41 61 324 7944	North America:
Pierre-Michel Bringer	+41 61 324 1065	Stephen Rubino	+1 862 778 8301
Thomas Hungerbuehler	+41 61 324 8425	Jill Pozarek	+1 212 830 2445
Isabella Zinck	+41 61 324 7188	Susan Donofrio	+1 862 778 9257

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	February 17, 2014	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting